SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
DIVISION OF MARKET REGULATION



07002925

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBG Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1691 Michigan Avenue - Suite 240
(No. and Street)

Miami Beach	Florida	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

666 Seventy-First Street	Miami Beach	Florida	33141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Schumacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBG Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANDREW GIAMBARBA
Notary Public - State of Florida
My Commission Expires Oct 12, 2010
Commission # DD 604644
Bonded Through National Notary Assn.

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements With Supplementary Information

IBG Trading, LLC

Year Ended December 31, 2006



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
STUART ROHATINER, CPA
STEVEN A. MOSES, CPA
ANITA H. WONG, CPA
MARK S. KOONDEL, CPA
BRYAN A. ROSENFELD, CPA
PHILIP D. KNAPP, CPA
STEVEN C. VOGEL, CPA
JASON A. BROWN, CPA
ALEJANDRO DE LA VEGA, CPA
ALAN R. KAPLAN, CPA
MAUREEN A. PAZOS, CPA

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Member and Management
IBG Trading, LLC
Miami, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of IBG Trading, LLC (the "Company") as of December 31, 2006, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, LLC at December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson & C.P.A.

February 9, 2007
Miami Beach, Florida

IBG TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
At December 31, 2006

ASSETS

Cash	$	5,165
Deposits with clearing organizations		815,343
Furniture and equipment, less accumulated depreciation of $173,448		14,311
Other assets		17,817
Total assets	**$**	**852,636**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	7,355
Member's equity		
Member's capital contributions		4,313,246
Accumulated deficit		(3,467,965)
Total member's equity		845,281
Total liabilities and member's equity	**$**	**852,636**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

IBG TRADING, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Income:	
Commissions	$ 244,961
Interest and dividends	107,297
Total	352,258
Expenses:	
Principal transactions	2,564,597
Employee compensation and benefits	322,628
Clearing costs	108,998
Communications and data processing	65,940
Interest and dividends	33,788
Occupancy	92,578
Other	127,071
Total	3,315,600
Net loss	**$ (2,963,342)**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

IBG TRADING, LLC
STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2006

	Member's Capital	Member's Draws	(Accumulated Deficit)	Total
Balance, beginning of year	$ 4,376,520	$ (310,094)	$ (504,623)	$ 3,561,803
Repayment of draws	-	310,094	-	310,094
Distributions to member	(63,274)	-	-	(63,274)
Net loss	-	-	(2,963,342)	(2,963,342)
Balance, end of year	**$ 4,313,246**	**$ -**	**$ (3,467,965)**	**$ 845,281**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

IBG TRADING, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

Operating activities	
Net loss	$ (2,963,342)
Adjustments to reconcile net loss to net cash outflow for operating activities:	
Add:	
Depreciation and amortization, which did not require cash	30,372
Loss on disposition of property and equipment	580
Decrease in deposits with clearing institutions	4,626,346
Decrease in other assets	9,754
Total	4,667,052
Deduct:	
Decrease in securities sold, not yet purchased	1,933,500
Decrease in accounts payable, accrued expenses and other liabilities	2,844
Total	1,936,344
Net cash outflow for operating activities	232,634
Investing activity	
Cash outflow for purchase of furniture and equipment	10,621
Financing activities	
Cash inflow from repayment of member draws	310,094
Cash outflow for distribution to member	63,274
Net cash inflow from financing activities	246,820
Cash inflow from all activities	3,565
Cash, beginning of year	1,600
Cash, end of year	**$ 5,165**

Supplemental disclosure of cash flow information:

Cash paid for interest	**$ 26,965**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

IBG Trading, LLC, a Florida Limited Liability Company, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safe keep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value based on quoted market prices.

Commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment. Furniture and equipment is carried at cost. Depreciation is computed using the straight-line basis over the related asset lives of five years.

Income Taxes. The Company, as a limited liability company, is not subject to income taxes as an entity. Items of income, loss, deductions and credits are passed through directly to the member.

The Company's policy is to make distributions to its members in amounts sufficient to cover the Federal income tax liability attributable to the member's pro-rata shares of income, losses, deductions and credits. Interim distributions are shown as members' draws until the actual amount of the distribution is determined. The member will recontribute excess draws.

3. COMMITMENTS

The Company leases its office space under a rental agreement expiring February 28, 2011. Rent expense for the year ended December 31, 2006 was $80,615.

3. COMMITMENTS (Con't)

Minimum future rental payments as of December 31, 2006 are as follows:

Year Ended December 31,	
2007	$ 63,075
2008	65,598
2009	68,222
2010	70,950
2011	11,901
	$ 279,746

4. PRINCIPAL TRANSACTIONS

The Company's principal transactions represent realized and unrealized gains or losses during the year ended December 31, 2006 on marketable equity securities owned and sold, not yet purchased and futures.

The Company's principal transactions by reporting categories for the year ended December 31, 2006 are the following:

Marketable securities	$ (516,700)
Futures	(2,047,897)
Losses from principal transactions	$ (2,564,597)

5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include other broker dealers. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $813,153, which was $713,153 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.009 to 1.

IBG TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2006

Net Capital		
Total member's equity		$ 845,281
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment	$ 14,311	
Other assets	17,817	
		32,128
Net capital before haircuts on securities positions (tentative net capital)		813,153
Haircuts on securities		
Trading and investment securities:		
Stocks and warrants	-	
Futures positions	-	
Undue concentration	-	
		-
Net capital		$ 813,153
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities		$ 7,355
Computation of Net Capital Requirement		
Minimum net capital required, based on aggregate indebtedness		$ 490
Minimum net capital required		$ 100,000
Excess net capital		$ 713,153
Excess net capital at 1,500 percent		$ 812,663
Excess net capital at 1,000 percent		$ 812,418
Ratio: Aggregate indebtedness to net capital		0.009 to 1

There are no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2006.



GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
STUART ROHATINER, CPA
STEVEN A. MOSES, CPA
ANITA H. WONG, CPA
MARK S. KOONDEL, CPA
BRYAN A. ROSENFELD, CPA
PHILIP D. KNAPP, CPA
STEVEN C. VOGEL, CPA
JASON A. BROWN, CPA
ALEJANDRO DE LA VEGA, CPA
ALAN R. KAPLAN, CPA
MAUREEN A. PAZOS, CPA

Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5

Member and Management
IBG Trading, LLC

In planning and performing our audit of the financial statements of IBG Trading, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gloeson, Preston, Lehman + Co., P.A.

END

February 9, 2007
Miami Beach, Florida